UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Director Appointment

On July 18, 2022, upon recommendation of the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”), the Board appointed Michael Flewitt to serve as a director of the Company, effective immediately.

Mr. Flewitt is an experienced leader in the world of automotive innovation and manufacturing. Mr. Flewitt served as the CEO of McLaren Automotive for eight years until October 2021 and was instrumental in driving McLaren Automotive’s growth to become one of the world’s leading luxury supercar brands. Prior to joining McLaren, Mr. Flewitt spent nine years at Ford as both Vice President, Manufacturing, Ford Europe, and Corporate Officer, Ford Motor Company. Before joining Ford, he held senior manufacturing and operations roles at TWR Group Limited, AutoNova AB (Volvo) and Rolls-Royce and Bentley Motor Cars Limited. Mr. Flewitt is an alumnus of Salford University having qualified in Manufacturing and Mechanical Engineering in 1987, completed a post-graduate qualification in Management and Project Management in 1996 and received an Honorary Doctorate from the institution in 2017.

On July 19, 2022, the Company issued a press release announcing Mr. Flewitt’s appointment, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Committee Changes

On July 18, 2022, upon recommendation of the Nominating Committee, the Board appointed Michael Flewitt as a member of the Audit Committee of the Board and as a member of the Certification Committee of the Board.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated July 19, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: July 19, 2022	By:	/s/ Vincent Casey
Vincent Casey
Chief Financial Officer